                                     Commission File No. 0-29106

                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of October, 1998


                  KNIGHTSBRIDGE TANKERS LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                         Hamilton HM 12
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F____X____  Form 40-F____X____

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes___________  No_____X_____

                                     Stockholm, October 22, 1998


To the Shareholders of Knightsbridge Tankers Limited:

         Enclosed is our third report for year 1998. The report contains selected unaudited financial information accompanied by a Management's Discussion and Analysis of Financial Condition and Results of Operations for the period ended September 30, 1998.

         On February 27, 1997, the Company's ship owning subsidiaries purchased five very large crude carriers ("VLCC's") from their previous owners and delivered them to Shell International Petroleum Company Limited ("Shell International"), as charterer, under separate "hell and high water" bareboat charters. Under those charters, the Company's ship owning subsidiaries receive the greater of a Base Rate of hire in the amount of $ 22,069 per day per VLCC or a spot market related rate. After inclusion of a component for operating expenses of $ 10,500 per day, the spot market related rate must exceed $ 32,569 per day for the Company's subsidiaries to receive any additional charter hire over the Base Rate.

         Based upon the determination by the London Tanker Brokers Panel the spot market related rate, after inclusion of the component for operating expenses, totaled $ 35,585 per day for the period July 1 through September 30, 1998. (The corresponding spot market related rate for the period July 1 through September 30, 1997, was determined to be $39,374).

         Accordingly, on October 15, 1998, Shell International paid to the Companys vessel owning subsidiaries charter hire at the base rate in the aggregate amount of $ 10,151,740 and additional hire in the aggregate amount of $ 1,387,360 for the period July 1 through September 30, 1998.

         On October 15, 1998, the Board of Directors of the Company declared a distribution to share-holders of record as of October 26, 1998, payable on or about November 10, 1998, in the amount of $ 0.53 per share for the period July 1 through September 30, 1998. (For the period July 1 through September 30, 1997, the distribution was $ 0.64 per share.)

         The Company has agreed to provide information to shareholders that are United States income tax payers by February 15, 1999, so that they may make the appropriate tax reporting and elections with the United States tax authorities with respect to the Company's status as a "Passive Foreign Investment Company". Under present United States tax rules, the amount of income reported by a shareholder is based on the Company's income on an


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

annual basis. Therefore, the Company will provide information enabling shareholders to determine the tax consequences of their investment in the Company, including the treatment of distributions received from the Company, for the entire year ending December 31, 1998.

         We are pleased to answer any inquiries that shareholders may have. Our investor relations contact is: Karl Molander, the Company's Chief Financial Officer, Tel: Int + 46-8-613 30 30, fax: Int + 46-8-613 99 09. The Nasdaq National Market symbol for the Company's Common Shares is "VLCCF".


                                     Very truly yours,



                                     Ola Lorentzon
                                     Vice Chairman and
                                     Chief Executive Officer

































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

             Management's Discussion and Analysis of
          Financial Condition and Results of Operations

         Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda on September 18, 1996. In February, 1997, the Company offered and sold to the public 16,100,000 common shares at an initial offering price of $ 20 per share. Simultaneously, the Company sold 1,000,000 common shares at a price of $ 20 per share to ICB International Limited, an indirect wholly-owned subsidiary of ICB Shipping Aktiebolag (publ) ("ICB"), a Swedish publicly traded ship owning and operating company. The Company used the proceeds of these offerings, together with advances under a $ 145.6 million credit facility from an international syndicate of lenders, primarily to fund the purchase by the Company's subsidiaries of five recently constructed very large crude carrier oil tankers ("VLCC's"). Upon their purchase from their previous owners, the VLCC's were delivered on February 27, 1997, to Shell International Petroleum Company Limited ("Shell International"), a company of the Royal Dutch/Shell Group of Companies, under separate "Hell and high water" bareboat charters. The term of these charters is a minimum of seven years, with an option for Shell International to extend the period for each VLCC for an additional seven-year term, to a maximum of 14 years per VLCC. Under the charters, Shell pays the greater of a Base Rate of hire of $ 22,069 per day or a spot market related rate, determined quarterly by the London Tankers Brokers Panel. After taking into account a component for operating costs of $ 10,500 per day, Shell International pays the higher rate if the award exceeds $ 32,569 per day. In addition, for the first three years of the charters, Shell International pays "Supplemental Hire" as described below.


Results of Operations - 9 months 1998

         Revenues

         The Company's revenues consist of charter hire of $ 34.9 million for the period commencing January 1, 1998 and ending September 30, 1998. The charter hire revenue for the period commencing February 27, 1997, when the vessels were delivered, and ending September 30, 1997, amounted to $ 26.9 million.

         Operating Expenses

         The Company's operating expenses consist of (i) fees due to the Company's manager, ICB Shipping (Bermuda) Ltd, an indirect wholly-owned subsidiary of ICB (the "Manager"), (ii) depreciation of the vessels and (iii) administration expenses consisting of payments of insurance premiums for directors and officers liability insurance. There can be no assurance, however,


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

that the Company will not have other expenses or contingent liabilities for which reserves will be required.

         Interest income and expense

         Interest income of $ 124,456 was earned during the period. In addition the Company received interest income of $
585,262 on the principal balance of the receivable note from Shell International.

         The Company's borrowings under its credit facility have been effectively converted to a fixed rate pursuant to a swap arrangement to which the Company is a party. Interest on the credit facility has effectively been fixed at 7.05 %, which resulted in interest expenses of $ 7,306,533 for the period.

         Liquidity and Capital Resources

         Total shareholders equity of the Company at September 30, 1998, was $ 298.0 million compared to $ 315.2 million at December 31, 1997. The decrease was due to net income for the period January 1 through September 30, 1998, in the amount of $ 14,149,208 less distributions to shareholders for the fourth quarter of 1997 and for the first half 1998 in the aggregate amount of $ 31,293,000. On March 27, 1998, the Company's shareholders voted to reallocate from share premium to contributed capital surplus account the amount of $ 315.0 million. This reallocation according to which additional paid in capital has been reduced to zero and contributed capital surplus increased to $ 305.2 million has been reflected in the Company's balance sheet since March 31, 1998. The reallocation has no effect on the Company's liquidity. The Company believes that its present liquidity is adequate to its needs.

         The Company's long-term debt as of September 30, 1998, consists of the principal amounts borrowed under its credit facility in the aggregate amount of $ 135.5 million. Of this amount, $ 10.1 million represents the "Amortizing Loan" which is payable in eight equal quarterly installments ending on January 15, 2000. Supplemental Hire payable by Shell International is equal to amounts payable by the Company on account of the Amortizing Loan. The balance of the credit facility matures seven years and six months from February 27, 1997. Interest on this balance is payable quarterly in arrears.

         Currency Exchange Rates

         The international shipping industry's functional currency is the United States Dollar and virtually all of the Company's operating revenues and expenses are expected to be denominated in United States Dollar. Accordingly, the company's


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

operating results, following expiration or termination of the charters with Shell International, are not expected to be significantly affected by movements in currency exchange rates.


















































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

             CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                        (in U.S. Dollars)

ASSETS

Current assets                     Sep 30, 1998      Dec 31, 1997

Cash                                    249,318           217,374
Current installments of note
 receivable                           6,726,152         6,726,151
Charter hire receivable              11,679,578        15,449,599
Prepaid expenses                         49,000            14,000

Total current assets                 18,704,048        22,407,124

Notes receivable                      3,363,076         8,407,690
Vessels under capital lease         411,770,707       424,965,352
Capitalized financing fees
 and expenses                         2,008,399         2,287,056

TOTAL ASSETS                        435,846,230       458,067,222
                                    ===========       ===========

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities

Accrued expenses and other
  current liabilities                 2,345,149         2,377,736
Current instalments of
  credit facility                     6,726,152         6,726,151

Total current liabilities             9,071,301         9,103,887

Credit facility                     128,760,475       133,805,088

Shareholders' equity

Common shares, par value
   $0.01 per share:
Authorized and outstanding
   17,100,000                           171,000           171,000
Additional paid-in capital                    -       314,987,247
Contributed capital surplus
   account                          297,843,454                 -

Total shareholders equity           298,014,454       315,158,247

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                435,846,230       458,067,222
                                    ===========       ===========


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

           CONSOLIDATED INCOME STATEMENTS (UNAUDITED)
                        (in U.S. Dollars)

                                    Jan 1, 1998     Sept 18, 1996
                                  -Sep 30, 1998     -Sep 30, 1997

Charter hire revenue                 34,887,645        26,899,301
Operating expenses:

Depreciation of vessels
  under capital leases              -13,194,645       -10,533,311
Management fee                         -562,500          -442,808
Administration expenses                 -68,320           -55,061

Operating income                     21,062,180        15,868,121


Interest income                         709,718         1,433,942
Interest expense and
 other financial costs               -7,622,690        -6,227,985

Net income                           14,149,208        11,074,078
                                     ==========        ==========






























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

        CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                        (in U.S. Dollars)

                                    Jan 1, 1998      Sep 18, 1996
Operating activities              -Sep 30, 1998     -Sep 30, 1997

Net income                           14,149,208        11,074,078
Depreciation                         13,194,645        10,533,311
Amortization of capitalized
 fees and expenses                      278,658           220,864

Changes in operating assets
  and liabilities:

Receivables                           8,779,634       -20,278,823
Accrued expenses and other
 current liabilities                    -32,587         9,251,389

Net cash provided by operating
  activities                         36,369,558        10,800,819

Investing activities

Notes receivable from Shell
  International                               -       -16,815,377
Purchase of vessels under
  capital lease                               -      -439,821,548

Net cash used in investing activities         -      -456,636,925

Financing activities

Loan proceeds                                 -       142,975,049
Repayments of loan                   -5,044,614        -3,363,076
Net proceeds from share
  offerings                                   -       317,224,950
Redemption of original
  share capital                               -           -12,000
Distribution to shareholders        -31,293,000       -10,602,000

Net cash provided by financing
  activities                        -36,337,614       446,222,923

Net increase/decrease in cash
 and cash equivalents                    31,944           386,817
Cash and cash equivalents at
 beginning of period                    217,374            12,000

Cash and cash equivalents at
 end of period                          249,318           398,817
                                        =======           =======


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

    CONSOLIDATED STATEMENT OF SHAREHOLDERS EQUITY (UNAUDITED)
                        (in U.S. Dollars)



                                                      Contributed
                                    Additional        capital
                      Share         paid-in           surplus           Retained
                      Capital       capital           account           earning             Total

Original issue
Sept 18, 1996          12,000                  -                -                 -              12,000

Net proceeds from
share issuance        171,000        317,053,950                -                 -         317,224,950

Original share
redemption            -12,000                  -                -                 -             -12,000

Net income                  -                  -                -        19,479,297          19,479,297

Distribution to
the shareholders            -         -2,066,703                -       -19,479,297         -21,546,000
_________________________________________________________________________________________________

Balance at
Dec 31, 1997          171,000        314,987,247                -                 -         315,158,247

Reallocation
Share Premium               -       -314,987,247      314,987,247                 -                   -

Net income                  -                  -      -                  14,149,208          14,149,208

Distribution to
the shareholders            -                  -      -17,143,793       -14,149,208         -31,293,001
_________________________________________________________________________________________________

Balance at
Sep 30, 1998          171,000                  -      297,843,454       -                   298,014,454
=================================================================================================


Contributed capital surplus account

At the General Meeting March 27, 1998, a resolution was taken to reallocate Share Premium Additional paid-in capital to Contributed capital surplus account.


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

                           SIGNATURES


         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             KNIGHTSBRIDGE TANKERS LIMITED
                             (registrant)


Dated: October 20, 1998      By:  /s/ Ola Lorentzon
                                  ___________________________
                                  Ola Lorentzon
                                  Director, Deputy Chairman
                                  and Treasurer



































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